04043335

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECEIVED
SEP 17 2004
PROCESSING SECTION
179

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 16, 2004, Series 2004-FFH3	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 20 2004
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: S.V.P.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Initial Fixed Rate Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$125,772,202					
Number Of Loans:	983					
			Minimum		**Maximum**	
Average Original Loan Amount:	$128,046.64		$25,000.00		$1,000,000.00	
Average Outstanding Principal Balance:	$127,947.31		$25,000.00		$998,187.06	
Weighted Average Current Loan Rate:	8.079	%	6.125	%	10.375	%
Weighted Average Original Term:	352	months	180	months	360	months
Weighted Average Remaining Term:	350	months	176	months	360	months
Weighted Average Original Ltv:	99.16	%	71.94	%	103.00	%
Weighted Average Credit Score:	658		555		798	
First Pay Date:			Apr 01, 2004		Oct 01, 2004	
Maturity Date:			May 01, 2019		Sep 01, 2034	

Lien Position Concentrations ($):	100.00 % First Lien
Interest Only Concentrations ($):	96.52 % Not Interest Only, 3.48 % Interest Only
Property State Concentrations ($):	14.02 % Ohio, 9.87 % California, 8.02 % Texas
Maximum Zip Code Concentration ($):	0.79 % 92861

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	78	3,328,085.57	2.65
50,001 - 100,000	371	28,431,899.79	22.61
100,001 - 150,000	290	36,124,268.83	28.72
150,001 - 200,000	123	20,949,637.76	16.66
200,001 - 250,000	46	10,197,058.16	8.11
250,001 - 300,000	28	7,647,586.86	6.08
300,001 - 350,000	18	5,864,675.26	4.66
350,001 - 400,000	10	3,744,228.45	2.98
400,001 - 450,000	9	3,755,772.09	2.99
450,001 - 500,000	4	1,849,413.44	1.47
500,001 - 550,000	2	1,077,000.00	0.86
550,001 - 600,000	2	1,155,975.12	0.92
600,001 - 650,000	1	648,413.29	0.52
950,001 - 998,187	1	998,187.06	0.79
Total	983	125,772,201.68	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	42	4,717,871.20	3.75
240	6	1,017,323.43	0.81
360	935	120,037,007.05	95.44
Total	983	125,772,201.68	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
176 - 176	1	117,515.69	0.09
177 - 178	25	2,907,605.51	2.31
179 - 180	16	1,692,750.00	1.35
235 - 236	1	112,822.45	0.09
237 - 238	5	904,500.98	0.72
353 - 354	1	42,384.33	0.03
355 - 356	20	2,166,620.65	1.72
357 - 358	601	76,563,997.51	60.88
359 - 360	313	41,264,004.56	32.81
Total	983	125,772,201.68	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	812	99,562,737.64	79.16
PUD	94	16,781,712.36	13.34
Condominium	49	5,079,561.86	4.04
2 Units	28	4,348,189.82	3.46
Total	983	125,772,201.68	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	982	125,700,001.68	99.94
Second Home	1	72,200.00	0.06
Total	983	125,772,201.68	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	650	77,431,395.20	61.56
Cash Out Refinance	267	38,875,551.20	30.91
Rate/Term Refinance	66	9,465,255.28	7.53
Total	983	125,772,201.68	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
71.94 - 75.00	1	998,187.06	0.79
85.01 - 90.00	1	116,925.39	0.09
90.01 - 95.00	75	11,471,039.03	9.12
95.01 - 100.00	905	113,000,650.20	89.85
100.01 - 103.00	1	185,400.00	0.15
Total	983	125,772,201.68	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	20	2,071,878.62	1.65
Arizona	3	513,463.56	0.41
Arkansas	10	1,145,655.73	0.91
California	44	12,417,285.86	9.87
Colorado	10	2,752,636.16	2.19
Connecticut	8	1,434,033.30	1.14
Delaware	1	125,400.00	0.10
Florida	51	7,445,780.28	5.92
Georgia	27	4,268,920.34	3.39
Illinois	69	9,460,922.10	7.52
Indiana	60	5,666,461.57	4.51
Iowa	31	2,424,127.94	1.93
Kansas	7	834,249.73	0.66
Kentucky	12	1,078,694.83	0.86
Louisiana	9	1,001,403.28	0.80
Maine	6	771,552.92	0.61
Maryland	14	2,873,616.40	2.28
Massachusetts	3	411,797.33	0.33
Michigan	26	3,046,526.07	2.42
Minnesota	4	491,801.85	0.39
Missouri	21	2,392,852.45	1.90
Montana	2	92,909.68	0.07
Nevada	2	410,359.33	0.33
New Hampshire	2	463,000.00	0.37
New Jersey	11	1,808,691.25	1.44
New Mexico	3	288,656.19	0.23
New York	57	7,276,465.58	5.79
North Carolina	29	3,704,723.51	2.95
North Dakota	1	122,000.00	0.10
Ohio	165	17,638,375.06	14.02
Oklahoma	15	1,528,309.30	1.22
Oregon	15	2,264,735.03	1.80
Pennsylvania	56	5,625,074.11	4.47
Rhode Island	3	716,352.16	0.57

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
South Carolina	24	2,509,536.44	2.00
Tennessee	33	3,676,172.35	2.92
Texas	89	10,090,208.91	8.02
Utah	6	782,253.43	0.62
Vermont	1	109,844.45	0.09
Virginia	8	1,112,936.39	0.88
Washington	9	1,199,527.70	0.95
West Virginia	4	338,031.53	0.27
Wisconsin	12	1,384,978.96	1.10
Total	983	125,772,201.68	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	765	89,576,528.11	71.22
No Income Verification	174	27,686,690.75	22.01
Stated + Documentation	39	7,807,082.94	6.21
Limited Income Verification	5	701,899.88	0.56
Total	983	125,772,201.68	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
555 - 599	2	223,052.68	0.18
600 - 599	17	1,724,016.49	1.37
601 - 650	518	58,836,718.30	46.78
651 - 700	314	42,621,421.86	33.89
701 - 750	104	18,535,558.44	14.74
751 - 798	28	3,831,433.91	3.05
Total	983	125,772,201.68	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
6.125 - 7.000	52	11,367,869.85	9.04
7.001 - 8.000	379	54,374,711.35	43.23
8.001 - 9.000	423	49,304,404.30	39.20
9.001 - 10.000	117	9,810,524.59	7.80
10.001 - 10.375	12	914,691.59	0.73
Total	983	125,772,201.68	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Fixed Rate	949	120,297,682.04	95.65
Fixed Rate 5Yr IO	27	4,373,109.38	3.48
Balloon 15/30	7	1,101,410.26	0.88
Total	983	125,772,201.68	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	271	34,704,027.50	27.59
12	60	7,346,988.27	5.84
24	28	3,305,768.38	2.63
36	624	80,415,417.53	63.94
Total	983	125,772,201.68	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	271	34,704,027.50	27.59
Prepayment Penalty	712	91,068,174.18	72.41
Total	983	125,772,201.68	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Initial Interest Only Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$410,638,159					
Number Of Loans:	1,754					
			Minimum		**Maximum**	
Average Original Loan Amount:	$234,121.92		$42,750.00		$770,000.00	
Average Outstanding Principal Balance:	$234,115.26		$42,750.00		$770,000.00	
Weighted Average Current Loan Rate:	7.288	%	5.125	%	10.000	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.535	%	3.625	%	7.500	%
Weighted Average Max Loan Rate:	13.278	%	11.125	%	16.000	%
Weighted Average Min Loan Rate:	7.278	%	5.125	%	10.000	%
Weighted Average Periodic Rate Cap:	2.984	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	4	months	59	months
Weighted Average Original Term:	359.93	months	180.00	months	360.00	months
Weighted Average Remaining Term:	358.26	months	177.00	months	360.00	months
Weighted Average Original LTV:	99.26	%	73.47	%	100.00	%
Weighted Average Credit Score:	677		600		817	
First Pay Date:			Jun 01, 2004		Oct 01, 2004	
Maturity Date:			Jun 01, 2019		Sep 01, 2034	

Lien Position Concentrations ($):	100.00 % First Lien
Interest Only Concentrations ($):	100.00 % Interest Only
Property State Concentrations ($):	38.80 % California, 9.46 % Florida, 5.69 % Michigan
Maximum Zip Code Concentration ($):	0.53 % 94560

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
42,750 - 50,000	12	569,400.00	0.14
50,001 - 100,000	167	13,606,811.80	3.31
100,001 - 150,000	363	46,186,906.73	11.25
150,001 - 200,000	355	61,896,341.54	15.07
200,001 - 250,000	228	51,542,236.75	12.55
250,001 - 300,000	170	46,772,342.71	11.39
300,001 - 350,000	130	42,453,683.90	10.34
350,001 - 400,000	109	40,766,402.10	9.93
400,001 - 450,000	80	34,036,069.74	8.29
450,001 - 500,000	68	32,241,697.53	7.85
500,001 - 550,000	41	21,717,166.67	5.29
550,001 - 600,000	16	9,188,550.00	2.24
600,001 - 650,000	11	6,815,550.00	1.66
650,001 - 700,000	3	2,075,000.00	0.51
750,001 - 770,000	1	770,000.00	0.19
Total	1,754	410,638,159.47	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	1	149,859.38	0.04
360	1,753	410,488,300.09	99.96
Total	1,754	410,638,159.47	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
177 - 178	1	149,859.38	0.04
355 - 356	2	337,432.10	0.08
357 - 358	1,071	254,715,738.99	62.03
359 - 360	680	155,435,129.00	37.85
Total	1,754	410,638,159.47	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	1,176	272,059,523.33	66.25
PUD	343	83,463,952.17	20.33
Condominium	173	36,330,001.88	8.85
2 Units	62	18,784,682.09	4.57
Total	1,754	410,638,159.47	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	1,750	409,501,509.47	99.72
Second Home	4	1,136,650.00	0.28
Total	1,754	410,638,159.47	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	1,503	354,859,415.42	86.42
Cash Out Refinance	214	47,838,636.25	11.65
Rate/Term Refinance	37	7,940,107.80	1.93
Total	1,754	410,638,159.47	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
73.47 - 75.00	1	360,000.00	0.09
75.01 - 80.00	2	359,000.00	0.09
90.01 - 95.00	215	50,912,746.75	12.40
95.01 - 100.00	1,536	359,006,412.72	87.43
Total	1,754	410,638,159.47	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	8	895,391.53	0.22
Arizona	26	4,803,565.68	1.17
California	448	159,341,965.99	38.80
Colorado	71	17,411,360.69	4.24
Connecticut	5	988,350.00	0.24
District of Columbia	1	159,000.00	0.04
Florida	189	38,833,031.85	9.46
Georgia	127	22,914,065.61	5.58
Idaho	5	716,350.00	0.17
Illinois	41	7,498,349.38	1.83
Indiana	26	2,994,115.08	0.73
Iowa	3	334,900.00	0.08
Kansas	6	1,011,260.00	0.25
Kentucky	24	2,609,009.97	0.64
Louisiana	10	2,054,808.80	0.50
Maine	4	493,000.00	0.12
Maryland	31	7,397,350.81	1.80
Massachusetts	20	6,626,014.30	1.61
Michigan	137	23,379,855.57	5.69
Minnesota	55	11,056,201.73	2.69
Missouri	10	1,469,845.77	0.36
Nebraska	1	152,000.00	0.04
Nevada	34	8,795,598.53	2.14
New Hampshire	2	335,600.00	0.08
New Jersey	26	6,546,662.50	1.59
New Mexico	1	52,000.00	0.01
New York	29	9,544,205.61	2.32
North Carolina	70	11,873,411.15	2.89
Ohio	114	17,655,603.06	4.30
Oklahoma	1	54,900.00	0.01
Oregon	27	5,726,794.98	1.39
Pennsylvania	20	3,008,930.11	0.73
Rhode Island	7	1,223,800.00	0.30
South Carolina	31	4,402,787.23	1.07
South Dakota	3	322,100.00	0.08
Tennessee	16	2,522,851.00	0.61

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Texas	55	10,077,324.53	2.45
Utah	13	2,081,550.00	0.51
Virginia	21	5,822,263.36	1.42
Washington	24	5,593,659.65	1.36
West Virginia	1	88,500.00	0.02
Wisconsin	11	1,769,825.00	0.43
Total	1,754	410,638,159.47	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	1,121	215,449,688.46	52.47
Stated + Documentation	614	191,175,940.01	46.56
Limited Income Verification	19	4,012,531.00	0.98
Total	1,754	410,638,159.47	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
600 - 599	17	2,463,414.88	0.60
601 - 650	649	122,040,573.48	29.72
651 - 700	694	174,580,623.31	42.51
701 - 750	278	76,209,752.94	18.56
751 - 800	111	34,240,294.86	8.34
801 - 817	5	1,103,500.00	0.27
Total	1,754	410,638,159.47	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	42	12,970,153.54	3.16
6.001 - 7.000	596	164,095,946.10	39.96
7.001 - 8.000	748	171,923,238.12	41.87
8.001 - 9.000	310	53,698,766.53	13.08
9.001 - 10.000	58	7,950,055.18	1.94
Total	1,754	410,638,159.47	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.625 - 4.000	5	871,450.00	0.21
4.001 - 5.000	196	58,555,546.46	14.41
5.001 - 6.000	1,241	296,248,878.59	72.92
6.001 - 7.000	272	48,504,628.16	11.94
7.001 - 7.500	13	2,084,546.88	0.51
Total	1,727	406,265,050.09	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.125 - 12.000	41	12,604,453.54	3.10
12.001 - 13.000	596	164,311,786.72	40.44
13.001 - 14.000	740	170,588,038.12	41.99
14.001 - 15.000	293	50,910,566.53	12.53
15.001 - 16.000	57	7,850,205.18	1.93
Total	1,727	406,265,050.09	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	42	12,970,153.54	3.19
6.001 - 7.000	595	163,946,086.72	40.35
7.001 - 8.000	740	170,588,038.12	41.99
8.001 - 9.000	293	50,910,566.53	12.53
9.001 - 10.000	57	7,850,205.18	1.93
Total	1,727	406,265,050.09	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
01/01/05	3	705,300.00	0.17
02/01/05	8	2,517,200.00	0.62
05/01/06	2	337,432.10	0.08
06/01/06	72	15,185,104.89	3.74
07/01/06	718	173,973,840.27	42.82
08/01/06	511	113,535,302.00	27.95
09/01/06	2	718,000.00	0.18
06/01/07	20	4,119,599.20	1.01
07/01/07	184	43,294,152.38	10.66
08/01/07	119	29,219,927.00	7.19
06/01/09	4	931,398.33	0.23
07/01/09	57	14,202,143.92	3.50
08/01/09	27	7,525,650.00	1.85
Total	1,727	406,265,050.09	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	11	3,222,500.00	0.79
3.000	1,716	403,042,550.09	99.21
Total	1,727	406,265,050.09	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5YR IO 2/28 6 Mo LIBOR ARM	1,305	303,749,679.26	73.97
5YR IO 3/27 6 Mo LIBOR ARM	323	76,633,678.58	18.66
5YR IO 5/25 6 Mo LIBOR ARM	88	22,659,192.25	5.52
Fixed Rate 5Yr IO	27	4,373,109.38	1.06
5YR IO 6 Mo LIBOR ARM	11	3,222,500.00	0.78
Total	1,754	410,638,159.47	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	360	75,140,232.10	18.30
12	70	19,974,922.35	4.86
24	865	213,775,378.50	52.06
36	454	100,600,526.52	24.50
48	5	1,147,100.00	0.28
Total	1,754	410,638,159.47	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	360	75,140,232.10	18.30
Prepayment Penalty	1,394	335,497,927.37	81.70
Total	1,754	410,638,159.47	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Initial Non-Interest Only Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	562,451,136					
Number Of Loans:	3,832					
			Minimum		**Maximum**	
Average Original Loan Amount:	$146,858.36		$25,000.00		$1,000,000.00	
Average Outstanding Principal Balance:	$146,777.44		$25,000.00		$998,187.06	
Weighted Average Current Loan Rate:	7.666	%	5.500	%	10.375	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.838	%	3.250	%	8.125	%
Weighted Average Max Loan Rate:	13.553	%	11.500	%	16.375	%
Weighted Average Min Loan Rate:	7.553	%	5.500	%	10.375	%
Weighted Average Periodic Rate Cap:	2.995	%	2.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	10	months	59	months
Weighted Average Original Term:	358.32	months	180.00	months	360.00	months
Weighted Average Remaining Term:	356.64	months	176.00	months	360.00	months
Weighted Average Original LTV:	98.97	%	57.91	%	103.00	%
Weighted Average Credit Score:	656		555		802	
First Pay Date:			Apr 01, 2004		Oct 01, 2004	
Maturity Date:			May 01, 2019		Sep 01, 2034	

Lien Position Concentrations ($):	100.00 % First Lien
Interest Only Concentrations ($):	100.00 % Not Interest Only
Property State Concentrations ($):	9.76 % Ohio, 9.15 % Illinois, 8.69 % California
Maximum Zip Code Concentration ($):	0.26 % 60614

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	156	6,708,309.64	1.19
50,001 - 100,000	1,164	91,042,834.35	16.19
100,001 - 150,000	1,116	139,649,381.63	24.83
150,001 - 200,000	720	123,610,692.44	21.98
200,001 - 250,000	265	58,888,985.27	10.47
250,001 - 300,000	161	44,251,408.88	7.87
300,001 - 350,000	101	32,738,413.86	5.82
350,001 - 400,000	68	25,472,758.93	4.53
400,001 - 450,000	38	16,127,407.76	2.87
450,001 - 500,000	17	8,096,177.05	1.44
500,001 - 550,000	14	7,492,495.38	1.33
550,001 - 600,000	5	2,917,975.12	0.52
600,001 - 650,000	1	648,413.29	0.12
650,001 - 700,000	3	2,069,449.72	0.37
700,001 - 750,000	1	744,388.12	0.13
950,001 - 998,187	2	1,992,044.28	0.35
Total	3,832	562,451,135.72	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	41	4,568,011.82	0.81
240	6	1,017,323.43	0.18
360	3,785	556,865,800.47	99.01
Total	3,832	562,451,135.72	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
176 - 176	1	117,515.69	0.02
177 - 178	24	2,757,746.13	0.49
179 - 180	16	1,692,750.00	0.30
235 - 236	1	112,822.45	0.02
237 - 238	5	904,500.98	0.16
353 - 354	2	1,036,241.55	0.18
355 - 356	27	3,414,927.92	0.61
357 - 358	2,149	309,196,368.61	54.97
359 - 360	1,607	243,218,262.39	43.24
Total	3,832	562,451,135.72	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	3,067	429,392,739.13	76.34
PUD	408	75,800,323.22	13.48
Condominium	226	31,378,989.90	5.58
2 Units	129	25,564,345.50	4.55
3 Units	2	314,737.97	0.06
Total	3,832	562,451,135.72	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	3,830	562,095,935.72	99.94
Second Home	2	355,200.00	0.06
Total	3,832	562,451,135.72	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	2,583	351,780,054.19	62.54
Cash Out Refinance	1,031	174,260,635.58	30.98
Rate/Term Refinance	218	36,410,445.95	6.47
Total	3,832	562,451,135.72	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
57.91 - 60.00	1	993,857.22	0.18
70.01 - 75.00	1	998,187.06	0.18
75.01 - 80.00	4	690,403.58	0.12
80.01 - 85.00	3	484,826.04	0.09
85.01 - 90.00	2	400,925.39	0.07
90.01 - 95.00	471	80,067,657.69	14.24
95.01 - 100.00	3,336	476,624,711.74	84.74
100.01 - 103.00	14	2,190,567.00	0.39
Total	3,832	562,451,135.72	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	53	4,959,148.37	0.88
Arizona	25	4,132,558.34	0.73
Arkansas	23	2,503,860.64	0.45
California	174	48,902,041.53	8.69
Colorado	85	19,578,518.88	3.48
Connecticut	18	3,339,913.09	0.59
Delaware	1	125,400.00	0.02
Florida	247	38,996,730.99	6.93
Georgia	108	18,088,405.86	3.22
Idaho	9	904,548.20	0.16
Illinois	328	51,446,037.57	9.15
Indiana	223	21,157,700.91	3.76
Iowa	56	4,636,727.10	0.82
Kansas	37	5,509,216.25	0.98
Kentucky	91	10,137,363.92	1.80
Louisiana	18	2,048,967.53	0.36
Maine	30	4,587,925.58	0.82
Maryland	59	10,706,826.12	1.90
Massachusetts	27	6,697,658.57	1.19
Michigan	224	30,514,063.36	5.43
Minnesota	86	15,904,484.83	2.83
Missouri	117	13,797,422.18	2.45
Montana	3	266,379.00	0.05
Nebraska	9	950,743.59	0.17
Nevada	30	5,642,946.15	1.00
New Hampshire	14	3,300,425.81	0.59
New Jersey	75	15,810,279.33	2.81
New Mexico	12	1,293,509.22	0.23
New York	174	32,044,821.45	5.70
North Carolina	130	17,698,321.44	3.15
North Dakota	3	391,876.88	0.07
Ohio	475	54,892,646.65	9.76
Oklahoma	36	3,958,138.93	0.70
Oregon	59	9,890,794.77	1.76
Pennsylvania	141	13,516,409.15	2.40

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Rhode Island	6	1,306,075.69	0.23
South Carolina	67	7,484,312.03	1.33
South Dakota	3	387,400.00	0.07
Tennessee	71	8,456,216.72	1.50
Texas	251	31,575,370.59	5.61
Utah	25	4,110,936.99	0.73
Vermont	3	578,759.45	0.10
Virginia	50	8,631,616.09	1.53
Washington	39	6,441,458.72	1.15
West Virginia	8	728,219.47	0.13
Wisconsin	109	14,417,957.78	2.56
Total	3,832	562,451,135.72	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	2,785	366,124,891.04	65.09
No Income Verification	768	137,214,738.12	24.40
Stated + Documentation	249	54,442,107.36	9.68
Limited Income Verification	30	4,669,399.20	0.83
Total	3,832	562,451,135.72	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
555 - 599	7	785,678.72	0.14
600 - 599	50	6,083,482.61	1.08
601 - 650	2,079	279,032,794.99	49.61
651 - 700	1,190	189,040,488.51	33.61
701 - 750	399	70,280,708.40	12.50
751 - 800	106	17,130,982.49	3.05
801 - 802	1	97,000.00	0.02
Total	3,832	562,451,135.72	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.500 - 6.000	44	11,381,929.96	2.02
6.001 - 7.000	755	144,863,811.16	25.76
7.001 - 8.000	1,568	234,077,555.71	41.62
8.001 - 9.000	1,138	138,938,432.72	24.70
9.001 - 10.000	311	31,768,939.75	5.65
10.001 - 10.375	16	1,420,466.42	0.25
Total	3,832	562,451,135.72	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.250 - 4.000	1	993,857.22	0.23
4.001 - 5.000	123	22,265,492.25	5.05
5.001 - 6.000	1,686	277,927,832.21	63.01
6.001 - 7.000	968	129,314,622.06	29.32
7.001 - 8.000	97	10,453,114.68	2.37
8.001 - 8.125	1	97,125.00	0.02
Total	2,876	441,052,043.42	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.500 - 12.000	44	11,381,929.96	2.58
12.001 - 13.000	704	133,645,800.69	30.30
13.001 - 14.000	1,197	181,038,044.36	41.05
14.001 - 15.000	732	92,422,228.42	20.95
15.001 - 16.000	195	22,058,265.16	5.00
16.001 - 16.375	4	505,774.83	0.11
Total	2,876	441,052,043.42	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.500 - 6.000	44	11,381,929.96	2.58
6.001 - 7.000	704	133,645,800.69	30.30
7.001 - 8.000	1,197	181,038,044.36	41.05
8.001 - 9.000	732	92,422,228.42	20.95
9.001 - 10.000	195	22,058,265.16	5.00
10.001 - 10.375	4	505,774.83	0.11
Total	2,876	441,052,043.42	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
07/01/05	3	729,351.32	0.17
08/01/05	8	1,516,350.00	0.34
04/01/06	1	141,065.32	0.03
05/01/06	5	928,935.62	0.21
06/01/06	81	12,109,281.58	2.75
07/01/06	1,170	170,832,993.57	38.73
08/01/06	1,057	159,549,087.15	36.17
09/01/06	3	428,550.00	0.10
05/01/07	1	178,306.33	0.04
06/01/07	20	3,229,611.09	0.73
07/01/07	209	33,499,313.73	7.60
08/01/07	198	35,120,220.68	7.96
09/01/07	1	475,000.00	0.11
03/01/09	1	993,857.22	0.23
06/01/09	15	2,519,649.08	0.57
07/01/09	63	12,016,370.73	2.72
08/01/09	40	6,784,100.00	1.54
Total	2,876	441,052,043.42	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2.000	11	2,245,701.32	0.51
3.000	2,865	438,806,342.10	99.49
Total	2,876	441,052,043.42	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	2,317	343,989,913.24	61.16
Fixed Rate	949	120,297,682.04	21.39
3/27 6 Mo LIBOR ARM	429	72,502,451.83	12.89
5/25 6 Mo LIBOR ARM	119	22,313,977.03	3.97
1/29 6 Mo LIBOR ARM	11	2,245,701.32	0.40
Balloon 15/30	7	1,101,410.26	0.20
Total	3,832	562,451,135.72	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	795	128,270,540.17	22.81
12	142	22,515,005.66	4.00
24	1,681	243,204,957.38	43.24
36	1,208	167,406,971.54	29.76
48	6	1,053,660.97	0.19
Total	3,832	562,451,135.72	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	795	128,270,540.17	22.81
Prepayment Penalty	3,037	434,180,595.55	77.19
Total	3,832	562,451,135.72	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Initial Adjustable Rate Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$847,317,094					
Number Of Loans:	4,603					
			Minimum		**Maximum**	
Average Original Loan Amount:	$184,128.01		$25,000.00		$999,000.00	
Average Outstanding Principal Balance:	$184,079.32		$25,000.00		$993,857.22	
Weighted Average Current Loan Rate:	7.421	%	5.125	%	10.375	%
Arm Characteristics:						
Weighted Average Gross Margin:	5.693	%	3.250	%	8.125	%
Weighted Average Maximum Loan Rate:	13.421	%	11.125	%	16.375	%
Weighted Average Minimum Loan Rate:	7.421	%	5.125	%	10.375	%
Weighted Average Periodic Rate Cap:	2.990	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll:	26	months	4	months	59	months
Weighted Average Original Term:	360.00	months	360.00	months	360.00	months
Weighted Average Remaining Term:	358.37	months	354.00	months	360.00	months
Weighted Average Original Ltv:	99.08	%	57.91	%	103.00	%
Weighted Average Credit Score:	666		555		817	
First Pay Date:			Mar 01, 2034		Oct 01, 2004	
Maturity Date:			Sep 01, 2034		Sep 01, 2034	

Lien Position Concentrations ($):	100.00 % First Lien
Interest Only Concentrations ($):	52.05 % Not Interest Only, 47.95 % Interest Only
Property State Concentrations ($):	23.11 % California, 8.31 % Florida, 6.48 % Ohio
Maximum Zip Code Concentration ($):	0.29 % 94560

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	90	3,949,624.07	0.47
50,001 - 100,000	960	76,217,746.36	9.00
100,001 - 150,000	1,189	149,712,019.53	17.67
150,001 - 200,000	952	164,557,396.22	19.42
200,001 - 250,000	447	100,234,163.86	11.83
250,001 - 300,000	303	83,376,164.73	9.84
300,001 - 350,000	213	69,327,422.50	8.18
350,001 - 400,000	167	62,494,932.58	7.38
400,001 - 450,000	109	46,407,705.41	5.48
450,001 - 500,000	81	38,488,461.14	4.54
500,001 - 550,000	53	28,132,662.05	3.32
550,001 - 600,000	19	10,950,550.00	1.29
600,001 - 650,000	11	6,815,550.00	0.80
650,001 - 700,000	6	4,144,449.72	0.49
700,001 - 750,000	1	744,388.12	0.09
750,001 - 800,000	1	770,000.00	0.09
950,001 - 993,857	1	993,857.22	0.12
Total	4,603	847,317,093.51	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
360	4,603	847,317,093.51	100.00
Total	4,603	847,317,093.51	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
354 - 354	1	993,857.22	0.12
355 - 356	9	1,585,739.37	0.19
357 - 358	2,619	487,348,110.09	57.52
359 - 360	1,974	357,389,386.83	42.18
Total	4,603	847,317,093.51	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	3,431	601,889,524.82	71.03
PUD	657	142,482,563.03	16.82
Condominium	350	62,629,429.92	7.39
2 Units	163	40,000,837.77	4.72
3 Units	2	314,737.97	0.04
Total	4,603	847,317,093.51	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	4,598	845,897,443.51	99.83
Second Home	5	1,419,650.00	0.17
Total	4,603	847,317,093.51	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	3,436	629,208,074.41	74.26
Cash Out Refinance	978	183,223,720.63	21.62
Rate/Term Refinance	189	34,885,298.47	4.12
Total	4,603	847,317,093.51	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
57.91 - 60.00	1	993,857.22	0.12
70.01 - 75.00	1	360,000.00	0.04
75.01 - 80.00	6	1,049,403.58	0.12
80.01 - 85.00	3	484,826.04	0.06
85.01 - 90.00	1	284,000.00	0.03
90.01 - 95.00	611	119,509,365.41	14.10
95.01 - 100.00	3,967	722,630,474.26	85.28
100.01 - 103.00	13	2,005,167.00	0.24
Total	4,603	847,317,093.51	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	41	3,782,661.28	0.45
Arizona	48	8,422,660.46	0.99
Arkansas	13	1,358,204.91	0.16
California	578	195,826,721.66	23.11
Colorado	146	34,237,243.41	4.04
Connecticut	15	2,894,229.79	0.34
District of Columbia	1	159,000.00	0.02
Florida	385	70,383,982.56	8.31
Georgia	208	36,733,551.13	4.34
Idaho	14	1,620,898.20	0.19
Illinois	300	49,483,464.85	5.84
Indiana	189	18,485,354.42	2.18
Iowa	28	2,547,499.16	0.30
Kansas	36	5,686,226.52	0.67
Kentucky	103	11,667,679.06	1.38
Louisiana	19	3,102,373.05	0.37
Maine	28	4,309,372.66	0.51
Maryland	76	15,230,560.53	1.80
Massachusetts	44	12,911,875.54	1.52
Michigan	335	50,847,392.86	6.00
Minnesota	137	26,468,884.71	3.12
Missouri	106	12,874,415.50	1.52
Montana	1	173,469.32	0.02
Nebraska	10	1,102,743.59	0.13
Nevada	62	14,028,185.35	1.66
New Hampshire	14	3,173,025.81	0.37
New Jersey	90	20,548,250.58	2.43
New Mexico	10	1,056,853.03	0.12
New York	146	34,312,561.48	4.05
North Carolina	171	25,867,009.08	3.05
North Dakota	2	269,876.88	0.03
Ohio	424	54,909,874.65	6.48
Oklahoma	22	2,484,729.63	0.29
Oregon	71	13,352,854.72	1.58
Pennsylvania	105	10,900,265.15	1.29
Rhode Island	10	1,813,523.53	0.21
South Carolina	74	9,377,562.82	1.11

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
South Dakota	6	709,500.00	0.08
Tennessee	54	7,302,895.37	0.86
Texas	217	31,562,486.21	3.72
Utah	32	5,410,233.56	0.64
Vermont	2	468,915.00	0.06
Virginia	63	13,340,943.06	1.57
Washington	54	10,835,590.67	1.28
West Virginia	5	478,687.94	0.06
Wisconsin	108	14,802,803.82	1.75
Total	4,603	847,317,093.51	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,141	491,998,051.39	58.07
Stated + Documentation	824	237,810,964.43	28.07
No Income Verification	594	109,528,047.37	12.93
Limited Income Verification	44	7,980,030.32	0.94
Total	4,603	847,317,093.51	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
555 - 599	5	562,626.04	0.07
600 - 599	50	6,822,881.00	0.81
601 - 650	2,210	342,236,650.17	40.39
651 - 700	1,570	320,999,689.96	37.88
701 - 750	573	127,954,902.90	15.10
751 - 800	189	47,539,843.44	5.61
801 - 817	6	1,200,500.00	0.14
Total	4,603	847,317,093.51	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	86	24,352,083.50	2.87
6.001 - 7.000	1,299	297,591,887.41	35.12
7.001 - 8.000	1,937	351,626,082.48	41.50
8.001 - 9.000	1,025	143,332,794.95	16.92
9.001 - 10.000	252	29,908,470.34	3.53
10.001 - 10.375	4	505,774.83	0.06
Total	4,603	847,317,093.51	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.250 - 4.000	6	1,865,307.22	0.22
4.001 - 5.000	319	80,821,038.71	9.54
5.001 - 6.000	2,927	574,176,710.80	67.76
6.001 - 7.000	1,240	177,819,250.22	20.99
7.001 - 8.000	110	12,537,661.56	1.48
8.001 - 8.125	1	97,125.00	0.01
Total	4,603	847,317,093.51	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.125 - 12.000	85	23,986,383.50	2.83
12.001 - 13.000	1,300	297,957,587.41	35.16
13.001 - 14.000	1,937	351,626,082.48	41.50
14.001 - 15.000	1,025	143,332,794.95	16.92
15.001 - 16.000	252	29,908,470.34	3.53
16.001 - 16.375	4	505,774.83	0.06
Total	4,603	847,317,093.51	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.125 - 6.000	86	24,352,083.50	2.87
6.001 - 7.000	1,299	297,591,887.41	35.12
7.001 - 8.000	1,937	351,626,082.48	41.50
8.001 - 9.000	1,025	143,332,794.95	16.92
9.001 - 10.000	252	29,908,470.34	3.53
10.001 - 10.375	4	505,774.83	0.06

Total	4,603	847,317,093.51	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
01/01/05	3	705,300.00	0.08
02/01/05	8	2,517,200.00	0.30
07/01/05	3	729,351.32	0.09
08/01/05	8	1,516,350.00	0.18
04/01/06	1	141,065.32	0.02
05/01/06	7	1,266,367.72	0.15
06/01/06	153	27,294,386.47	3.22
07/01/06	1,888	344,806,833.84	40.69
08/01/06	1,568	273,084,389.15	32.23
09/01/06	5	1,146,550.00	0.14
05/01/07	1	178,306.33	0.02
06/01/07	40	7,349,210.29	0.87
07/01/07	393	76,793,466.11	9.06
08/01/07	317	64,340,147.68	7.59
09/01/07	1	475,000.00	0.06
03/01/09	1	993,857.22	0.12
06/01/09	19	3,451,047.41	0.41
07/01/09	120	26,218,514.65	3.09
08/01/09	67	14,309,750.00	1.69
Total	4,603	847,317,093.51	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	11	3,222,500.00	0.38
2.000	11	2,245,701.32	0.27
3.000	4,581	841,848,892.19	99.35
Total	4,603	847,317,093.51	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	2,317	343,989,913.24	40.60
5YR IO 2/28 6 Mo LIBOR ARM	1,305	303,749,679.26	35.85
5YR IO 3/27 6 Mo LIBOR ARM	323	76,633,678.58	9.04
3/27 6 Mo LIBOR ARM	429	72,502,451.83	8.56
5YR IO 5/25 6 Mo LIBOR ARM	88	22,659,192.25	2.67
5/25 6 Mo LIBOR ARM	119	22,313,977.03	2.63
5YR IO 6 Mo LIBOR ARM	11	3,222,500.00	0.38
1/29 6 Mo LIBOR ARM	11	2,245,701.32	0.27

Total	4,603	847,317,093.51	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	884	168,706,744.77	19.91
12	152	35,142,939.74	4.15
24	2,518	453,674,567.50	53.54
36	1,038	187,592,080.53	22.14
48	11	2,200,760.97	0.26
Total	4,603	847,317,093.51	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	884	168,706,744.77	19.91
Prepayment Penalty	3,719	678,610,348.74	80.09
Total	4,603	847,317,093.51	100.00